Exhibit 10

Consent of Ernst & Young Ltd.

Exhibit 10. Consent of Ernst & Young Ltd.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in UBS AG’s Registration Statements on Form S-8 (File Nos. 333-57878, 333-50320, 333-49216, 333-49214, 333-49212 and 333-49210) and Form F-3 (File Nos. 333-64844, 333-62488, 333-52832, 333-46930 and 333-46216) of our report dated 12 February 2002, with respect to the consolidated financial statements of UBS AG incorporated by reference in this Annual Report (Form 20-F) for the year ended 31 December 2001.

Ernst & Young Ltd.

/s/ ROGER PERKIN	/s/ THOMAS SCHNEIDER

Roger Perkin Chartered Accountant in charge of the audit	Thomas Schneider Partner

Basel, Switzerland 11 March 2002